16001598

ITEDSTATES
›EXCHANGE COMMISSION
ıgton, D.C. 20549

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SEC Mail Processing Section

FEB 1 / 2016

Washington DC 409

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68862

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROADHAVEN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 NORTH LASALLE ST. SUITE 3050

(No. and Street)

CHICAGO	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOPEL FORMAN, L.L.C.

(Name – *if individual, state last, first, middle name*)

500 N MICHIGAN AVE	CHICAGO	IL	60611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GREGORY PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADHAVEN SECURITIES, LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANN E LYMAN
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires March 5, 2018

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROADHAVEN SECURITIES, LLC

Financial Statements
For the Year Ended
December 31, 2015

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934

BROADHAVEN SECURITIES, LLC

Index

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
of Broadhaven Securities, LLC

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Broadhaven Securities, LLC (a Delaware corporation) (the "Company") as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Topel Forman L.L.C.
Certified Public Accountants

Chicago, Illinois
February 12, 2016

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

BROADHAVEN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	5,597,612
Accounts receivable		17,314,192
Investments in private equity, at fair value		10,000
Prepaid expenses		9,634
Deposits		3,907
Total assets	$	22,935,345

LIABILITIES AND MEMBER'S EQUITY

Commissions payable	$	690,000
Due to Parent		168,435
Accounts payable		133,880
Deferred revenue		83,333
Total liabilities	$	1,075,648
MEMBER'S EQUITY	$	21,859,697
Total liabilities and member's equity	$	22,935,345

(The acompanying notes to financial statements are an integral part of these statements)

Note 1. Nature of Operations

Broadhaven Securities, LLC (the "Company") is a Delaware limited liability company which organized on April 4, 2011 and was approved to begin operations as a broker-dealer in November 2011. The Company provides financial advisory services to corporate customers in the financial services and technology sectors related to mergers and acquisitions and private placements. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services to corporate customers primarily in the United States of America.

Note 2. Summary of Significant Accounting Policies

Financial statement presentation –

The Company is a wholly-owned subsidiary of Broadhaven Capital Partners, LLC ("BCP"). The financial statements presented are solely those of the Company.

Use of Estimates –

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition –

Securities transactions and fees are recorded on the trade date as transactions occur. Investment banking revenue includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as services are performed or upon consummation of a transaction.

Cash and Cash Equivalents –

The Company considers all unrestricted demand deposits, money market accounts and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents. Cash equivalents consist of checking, savings accounts, and a cash account denominated in foreign currency at December 31, 2015.

Receivables and Credit Policies –

Accounts receivable, which represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from invoice date and, based on an assessment of the customer's current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Note 2. Significant Accounting Policies - Continued

Additionally the creditworthiness of the Company's other customers is considered to estimate a general allowance, if any, covering the remaining accounts receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2015.

Deferred Revenue –

The Company receives deposits from its customers when it enters into certain agreements related to merger and acquisition services. Those deposits are recognized as revenue over the period in which the deal is expected to close, generally six months.

Investments –

On December 31, 2014 the Company invested $5,000 in the Class A Units of Hollis Park Partners, LP, an entity formed for the purpose of serving as the investment manager of Hollis Park Opportunities Fund, LP. Simultaneously, the Company invested $5,000 in the Class A Units of Hollis Park Partners GP, LLC, an entity formed for the purpose of serving as the general partner of Hollis Park Opportunities Fund, LP.

Compensated balances –

Employees of the Company are entitled to paid vacations depending on job classification, length of service, and other factors.

Vacations are taken in the year earned. The Company does not allow employees to carryover unused vacation time to the next year. Therefore, the Company has not accrued any liability for compensated absences.

Commissions payable and commissions expense –

Commissions payable relate to commissions earned but not paid as of December 31, 2015. Commission expenses are recorded upon investment banking revenue recognition.

Foreign currency transactions –

The Company may enter into agreements with clients to provide merger and acquisition and other advisory services and accept payment in the form of foreign currency. As a result, the Company is exposed to foreign exchange risk (see note 6).

Income taxes –

The Company is not subject to U.S. Federal or Illinois income taxes as it is a single member LLC which is disregarded for income tax purposes, and accordingly any income or loss is reported directly by the member in its income tax returns.

The Company recognizes and measures its unrecognized tax benefits as well as its unrecorded liability, if any, in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits as well as unrecorded tax liability is adjusted when new information is available or when an event occurs that requires a change.

The Company does not file separate U.S. Federal or Illinois income tax returns. As a wholly-owned subsidiary, the Company files a consolidated return with its parent BCP. There were no unrecognized tax positions as of December 31, 2015. The Company is subject to income tax examination for years 2013, 2014 and 2015. If applicable, the Company would recognize penalties and interest related to uncertain tax positions in income tax expense.

Note 3. Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The accounting guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2 – Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
- Level 3 – Valuations based on inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of assets and liabilities and their placement within the fair value hierarchy levels.

The Company measures certain financial instruments at fair value on a recurring basis. Financial assets measured on a recurring basis are as follows at December 31, 2015:

	Assets at fair value			
	Level 1	Level 2	Level 3	Total
Investement in private equity, at fair value	$ -	$ -	$ 10,000	$ 10,000
Foreign Currencies	1,574,239	-	-	1,574,239
	$ 1,574,239	$ -	$ 10,000	$ 1,584,239

It is the Company's policy to recognize transfers between fair value levels at the end of the period. There were no transfers between Level 1, 2, or 3 during the year.

The Company's short term financial instruments consist of cash, receivables, and current liabilities. The carrying value of these short term instruments approximates their estimated fair values based on the instruments' short term nature.

Investment fair value calculations are performed by the Members and reviewed on an annual basis. In the absence of observable market prices, the Company values its investments using valuation methodologies applied on a consistent basis. For some investments little market activity may exist; the Company's determination of fair value is then based on the best information available in the circumstances, and may incorporate the Company's own assumptions and this involves a significant degree of judgment, taking into consideration a combination of internal and external factors, including the appropriate risk adjustments for non-performance and liquidity risks. Investments for which market prices are not observable include private investments in the equity of operating companies. The fair values of private equity investments are determined by reference to projected revenues, earnings before interest, taxes, depreciation and amortization ("EBITDA"), the discounted cash flow method, public

Note 3. Fair Value Measurements – Continued

market or private transactions, valuations for comparable companies and other measures which, in many cases, are unaudited at the time received. Valuations may be derived by reference to observable valuation measures for comparable companies or transactions (e.g., multiplying a key performance metric of the investee company such as EBITDA by a relevant valuation multiple observed in the range of comparable companies or transactions), adjusted by management for differences between the investment and the referenced comparables, and in some instances by reference to option pricing models or other similar methods. Private equity investments may also be valued at cost for a period of time after an acquisition as the best indicator of fair value.

As described above, the Company values its investment in this private equity investment using level 3 inputs. The fair value of the investment was $10,000 at December 31, 2015.

Following is a reconciliation of the change in the investments valued using level 3 inputs during the period ended December 31, 2015:

	Investment in Private Equity
Fair value, December 31, 2014	$ -
Additional investments	10,000
Unrealized gain (loss) on investment	-
Fair value, December 31, 2015	$ 10,000

Note 4. Related Parties

The Company is a wholly-owned subsidiary of Broadhaven Capital Partners, LLC ("BCP"). During the year ended December 31, 2015, the Company shared certain operating and overhead costs such as insurance, rent, utilities, and telephone with BCP under an expense sharing agreement. The Company has a due to parent in the amount of $168,435 related to the shared expenses which is reflected on the accompanying statement of financial condition.

Note 5. Concentration of Credit Risk

The Company maintains its cash in various deposit accounts in a bank that is a high credit quality financial institution. The balances at times may exceed statutory insured limits. The Company has never experienced any losses as a result of credit risk in such accounts and, based on the size and reputation of the depository institution, believes it is not exposed to any significant credit risk on such credit cash balances.

Note 6. Foreign Exchange Risk

Foreign exchange risk represents exposure to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The Company is exposed to non-trading foreign currency risk as a result of its holdings of a non-U.S. dollar denominated cash account at a U.S. financial institution totaling $1,574,239 (1,448,705 euro) as of December 31, 2015. Foreign currency denominated cash account values fluctuate with changes in the level of volatility of currency exchange rates. The Company's foreign currency denominated cash account is held in Euros. The Company does not engage in hedging activities to offset the risk of exchange rate fluctuations.

Note 7. Major Customers

One customer accounted for 96% of the Company's accounts receivable as reflected on the accompanying statement of financial condition.

Note 8. Net Capital Requirements

The Company is an introducing broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. In addition, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and aggregate indebtedness change daily. As of December 31, 2015, the Company had net capital and net capital requirements of $5,117,510 and $71,710, respectively. The net capital rule may effectively restrict the withdrawal of member's equity.

SUPPLEMENTARY INFORMATION

Topel Forman L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
of Broadhaven Securities, LLC

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Broadhaven Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Broadhaven Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: provision (2)(i) (the "exemption provision") and (2) Broadhaven Securities, LLC stated that Broadhaven Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Broadhaven Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broadhaven Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) provision (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Topel Forman L.L.C.
Certified Public Accountants

Chicago, Illinois
February 12, 2016

500 North Michigan Avenue - Suite 1700
Chicago, Illinois 60611
(312) 642-0006 Fax (312) 642-0535

Broadhaven
SECURITIES
130 North LaSalle Street
Chicago IL 60601

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 12, 2016

Topel Forman, LLC
500 N. Michigan Ave. Suite 1700
Chicago, IL 60611

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Broadhaven Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: *Greg Phillips*

Name: Gregory Phillips

Title: CEO